Pintec Technology Holdings Limited

September 5, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Office of Technology

Mr. David Edgar – Senior Staff Accountant

Ms. Kathleen Collins – Accounting Branch Chief

Re:	REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 8/22/2023

Dear Mr. Edgar and Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated August 22, 2023 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent Form 20-F filing. As we discussed with Mr. Edgar, we would like to request an extension to the filing deadline for our response as the Company needs more time to complete our responses. Currently, a response was requested within 10 business days, which would make the response due by September 6, 2023. We respectfully request an extension of ten business days to respond to the Comment Letter such that the Company would respond by September 20, 2023.

We are grateful for the Staff’s accommodation in this matter. If you have any further questions, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/Zexiong Huang
Zexiong Huang, Chief Executive Officer

Enclosures

cc:	Jeffrey Li
FisherBroyles, LLP